82-3118

03 SEP 25 AM 7:21

This press release is not an offer to sell, nor, solicitation of offers to buy, any securities. If a public offering is made in the US, such offers will be made only by a prospectus filed with the Securities and Exchange Commission.

FORTIS

Solid partners, flexible solutions

SUPPL

03032525

Press release

Brussels / Utrecht, 25 September 2003

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis announces proposed initial public offering of U.S. insurance operations

Fortis today announces its intention to effect an initial public offering of shares in its US insurance operations, which are non-core. It is anticipated that this initial offering will take place during the course of 2004, subject to market conditions.

Fortis will accelerate the development of its core activities. At the same time, this move will provide Fortis, Inc. with the opportunity to expand its operations as appropriate, raising locally generated capital if so required. Fortis intends to carry out a gradual divestment of its entire ownership interest in Fortis, Inc., retaining flexibility over the time period that this will ultimately take to benefit from the right market conditions as they occur.

Fortis CEO Anton van Rossum commented: '*Our ambition is to become the preferred supplier of financial services to our customers providing excellent quality and customer service. We will focus our efforts and resources on further developing our Benelux based banking and insurance businesses, invigorating our customer proposition and growing the businesses where we have a competitive advantage. Based on the strengths and skills developed in our home markets we will continue to build certain businesses beyond the Benelux borders. Given the non-core nature and the independent organization of our US insurance business, we have decided to divest these activities. By focusing on our key strengths and skills, we will continue to develop our businesses by investing in autonomous growth opportunities, value adding acquisitions and partnerships to achieve improved returns over time.*'

Fortis will focus on the following priorities to capitalize on its position as a leading Benelux-based financial services group with European aspirations,

- Distribution and relationship intensive banking and insurance businesses in the Benelux, covering a broad range of financial services with a sharper focus on advice, service and customer satisfaction, namely retail banking (including bancassurance), corporate and investment banking, individual and group life, accident and health and non-life insurance. These activities represent one of our key strengths built from our traditional banking and insurance origins.

dlw10/6

03 SEP 25 AM 7:21

This press release is not an offer to sell, nor, solicitation of offers to buy, any securities. If a public offering is made in the US, such offers will be made only by a prospectus filed with the Securities and Exchange Commission.

FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 25 September 2003

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis announces proposed initial public offering of U.S. insurance operations

Fortis today announces its intention to effect an initial public offering of shares in its US insurance operations, which are non-core. It is anticipated that this initial offering will take place during the course of 2004, subject to market conditions.

Fortis will accelerate the development of its core activities. At the same time, this move will provide Fortis, Inc. with the opportunity to expand its operations as appropriate, raising locally generated capital if so required. Fortis intends to carry out a gradual divestment of its entire ownership interest in Fortis, Inc., retaining flexibility over the time period that this will ultimately take to benefit from the right market conditions as they occur.

Fortis CEO Anton van Rossum commented: '*Our ambition is to become the preferred supplier of financial services to our customers providing excellent quality and customer service. We will focus our efforts and resources on further developing our Benelux based banking and insurance businesses, invigorating our customer proposition and growing the businesses where we have a competitive advantage. Based on the strengths and skills developed in our home markets we will continue to build certain businesses beyond the Benelux borders. Given the non-core nature and the independent organization of our US insurance business, we have decided to divest these activities. By focusing on our key strengths and skills, we will continue to develop our businesses by investing in autonomous growth opportunities, value adding acquisitions and partnerships to achieve improved returns over time .*'

Fortis will focus on the following priorities to capitalize on its position as a leading Benelux-based financial services group with European aspirations,

- Distribution and relationship intensive banking and insurance businesses in the Benelux, covering a broad range of financial services with a sharper focus on advice, service and customer satisfaction, namely retail banking (including bancassurance), corporate and investment banking, individual and group life, accident and health and non-life insurance. These activities represent one of our key strengths built from our traditional banking and insurance origins.

- Develop growth platforms in Europe based on the skills Fortis has acquired in the Benelux. The ambition is to obtain leading European market positions in selected markets such as commercial banking, private banking and trust, asset management, information banking, factoring and leasing.

- Fortis will continue to grow selected businesses with a global reach, building on the expertise developed in our home markets. These activities include bancassurance, export and project finance and global markets.

- Fortis will focus on selected European markets and Asia, being prime areas to capitalise on our existing presence, apply core banking and insurance skills developed in the Benelux and offering attractive margins, as well as growth potential.

Fortis will continue to operate in the US in selected banking businesses that operate on a global platform such as global markets, asset management, information banking and certain corporate banking businesses.

Fortis' US insurance activities, which will be renamed Assurant, Inc., have operated as a single, standalone entity with an experienced local management team for over a decade. The US insurance activities currently encompass four activities. **Health** offers individual, short term and small employer medical insurance. **Pre-Need** is active in funeral-related insurance. **Benefits** specializes in disability, dental and life insurance for employers and their employees. The presently named **Assurant Group** partners with leading financial institutions, auto and manufactured home dealers and retailers to provide consumers with various specialty risk management products and services, including insurance, warranties and certain membership programmes.

It is anticipated that shares in Assurant, Inc. will be listed on the NYSE. The timing of the initial public offering will be dependent on completion of all necessary financial and regulatory requirements, as well as prevailing market conditions.

This press release is not an offer to sell, nor, solicitation of offers to buy, any securities. If a public offering is made in the US, such offers will be made only by a prospectus filed with the Securities and Exchange Commission.

Press:

Brussels:	32 (0) 2 565 35 84	*Utrecht:*	31 (0) 30 257 65 49

Investor Relations:

Brussels:	32 (0) 2 510 53 37	*Utrecht:*	31 (0) 30 257 65 46

INVITATION
CONFERENCE CALL
Thursday, 25 September 2003

Regarding the press release on Fortis, Inc. issued this morning, we are pleased to invite you to participate in a conference call in which you can address your questions directly to Fortis CEO Anton van Rossum.

The conference call will be held today

Thursday, 25 September at 11:00 CET

The dial-in number is:

+32 2 290 1411